BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

BUSINESS PHONE: 7275192000

MAIL ADDRESS:

STREET 1: 14255 49TH STREET NORTH, BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

STATEMENT FOR MONTH/YEAR: JUNE 2000

COMPANY DATA:

COMPANY CONFORMED NAME: KEITH E. SIROIS

CENTRAL INDEX KEY: 0001137969

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: OFFICER

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH

STREET 2: BUILDING 1

CITY: CLEARWATER

STATE: FL

ZIP: 33762

MAIL ADDRESS:

STREET 1: 1104 FORDHAM WAY

STREET 2:

CITY: WESTMONT

STATE: IL

ZIP: 60559

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Month	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
				Securities Acquired/Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned End of Month
										Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Stock Options (Right to Buy)
	$2.1250	06/01/00	A	A	06/01/01	06/01/10	C	15,000	15,833	D

Explanation of Responses:

All stock reported here is a part of an Employee Stock Option Plan. These shares to vest at 5,000 over three (3) years beginning with 06/01/01.

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Signature of Reporting Person Date